1011 Beach Airport Road
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

VIA EDGAR

November 26, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W., Stop 4-5
Washington, D.C. 20549
Mail Stop 7010

RE:	Shumate Industries, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
File No. 0-30291

Dear Mr. Decker:

Set forth below are the responses of Shumate Industries, Inc., a Delaware corporation (“Shumate”), to the comments delivered by your office (the “Staff’) pursuant to that letter dated November 12, 2008 (the “Letter”). The responses below are keyed to the comment numbers contained in the Letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Notes to the Financial Statements

Note 7 - Notes Payable - Stillwater National Bank, page 46

1.
In response to the Staff’s comment, Shumate will revise its financial statements to reflect the debt forgiveness as additional paid in capital. Shumate will file an Amendment to its Form 10-KSB for the year ended December 31, 2007, containing such revised financial statements.

2.	The Staff’s comment is noted.

1011 Beach Airport Road
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

Please be advised that Shumate has endeavored to respond fully to each of the Staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Shumate acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Shumate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to Shumate’s responses above. You can contact the undersigned at (936) 539-5770. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Matthew Flemming

Matthew Flemming
Chief Financial Officer
Shumate Industries, Inc.